EXHIBIT 99.1

Westport Fuel Systems Appoints New Director

Daniel M. Hancock to join Board of Directors

VANCOUVER, July 10, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) today announced that Daniel M. Hancock has been appointed to the Company’s Board of Directors, effective July 7, 2017. The appointment of Mr. Hancock, who was previously a member of Westport Fuel Systems Advisory Board, increases the number of directors from eight to nine.

“Dan’s knowledge and extensive experience in the automotive sector, combined with his familiarity with Westport Fuel Systems as a former Advisory Board member, will provide strategic acumen to further strengthen our Board during this transformative time in the Company,” said Brenda Eprile, Chairman of the Board.

Mr. Hancock was appointed a member of the Westport Fuel Systems Advisory Board in March of 2017 and is currently President of DMH Strategic Consulting LLC. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM’s powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM’s DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock’s previous appointments at GM included: Vice President, Global Powertrain Engineering; Chief Executive Officer, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a master's degree in mechanical engineering from Massachusetts Institute of Technology and a bachelor's degree also in mechanical engineering from General Motors Institute (now Kettering University), Michigan.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com